SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    -------

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 4

                             GRC International, Inc.
                             -----------------------
             (Exact name of registrant as specified in its charter)

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Registration Statement on December 5, 1985 with respect to Common Stock Purchase Rights (the "Form 8-A") as set forth in the pages attached hereto:

         Item 1:  Description of Registrant's Securities to be Registered
                  -------------------------------------------------------

         Item 2:  Exhibits
                  --------


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned hereunto duly authorized.


                                 GRC INTERNATIONAL, INC.



Date:    July 12, 1999           By: /s/ Thomas E. McCabe
                                     -------------------------------------------
                                     Thomas E. McCabe
                                     Senior Vice President, Dir. of Corp. Dev't,
                                       General Counsel & Secretary



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Item 1.  Description of Registrant's Securities to be Registered
         -------------------------------------------------------

Item 1 as set forth in the Form 8-A is hereby amended and restated in its entirety as follows:

On November 25, 1985, the Board of Directors ("Board") of GRC International, Inc. ("Company") declared a dividend distribution of one Right for each share of Common Stock, $.10 par value, of the Company ("Common Stock") which was then outstanding or would later be issued. The distribution was originally payable to the holders of record of the Common Stock on December 6, 1985. As of June 30, 1989, April 1, 1994, June 30, 1995 and May 14, 1999, the Rights were amended by the Board. As amended, each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $100 per share ("Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement ("Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent ("Rights Agent").

Until the earlier to occur of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of twenty-five percent (25%) or more of the outstanding Common Stock, or (ii) ten business days following the commencement or announcement of an intention to make a tender offer or exchange offer for twenty-five percent (25%) or more of such outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of December 6, 1985, by such Common Stock certificate, with the legend described in Section 3(c) of the Rights Agreement printed on the reverse of such Common Stock certificate. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after December 6, 1985 upon transfer of new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any Common Stock certificates outstanding as of December 6, 1985, even without the legend described in Section 3(c) of the Rights Agreement, will also constitute the transfer of the Rights associates with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificate evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on August 31, 2000, unless earlier redeemed by the Company as described below.

The Purchase Price payable, and the number of shares of the Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment, from time to time, to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in the Common Stock) or of subscription rights or warrants (other than those referred to above).

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In the event that, at any time following the Distribution,  a person becomes the beneficial owner of twenty-five percent (25%) or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Company and its shareholders), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its assets or earning power are sold, proper provision shall be made so that each holder of a Right (except Rights which have been previously voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

At any time prior to the earlier to occur of (i) the tenth business day following the public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of twenty-five percent (25%) or more of the outstanding Common Stock or (ii) August 31, 2000, the Company may redeem the Rights in whole, but not in part, at a price of $.05 per Right, payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors ("Redemption Price"). Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make announcements thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

As of April 30, 1999, there were 10,245,571 shares of Common Stock issued and outstanding, and 2,722,744 shares of Common Stock reserved for issuance under employee and director stock plans. One Right has been issued with respect to each outstanding share of Common Stock. A total of 12,968,315 shares of Common Stock have been reserved for issuance upon exercise of the Rights.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without the approval of the Board of Directors or without conditioning the offer on a substantial number of Rights being acquired. The overall effect of the Rights Agreement may be to render more difficult or discourage a merger, tender offer, proxy contest or the assumption of control by a holder of a large block of the Company's Common Stock, even if the transaction is in the best interests of shareholders. The

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Company  believes,  however,  that the  issuance  of the  Rights  is in the best interests of the shareholders because the Rights offer significant protection against certain coercive and unfair tactics which may be used in contests for
corporate   control,   such  as  so-called   "two-tier"   takeovers,   "creeping
acquisitions" and the like.

Attached as an exhibit hereto and incorporated herein by reference is the form of the Amended and Restated Rights Agreement dated as of May 14, 1999 between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A thereto the Form of Right Certificate. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.


Item 2.           Exhibits
                  --------

Item 2 as set forth in the Form 8-A is hereby amended and restated in its entirety as follows:

      Exhibit
      Number      Description
      -------     -----------

        1,2 Amended and Restated Rights Agreement dated as of May 14, 1999 between GRC International, Inc. and American Stock Transfer & Trust Company which includes as Exhibit A thereto the Form of Right Certificate. Pursuant to the Amended and Restated Rights Agreement, Right Certificates will not be mailed until 10 days after a person has acquired beneficial ownership of 25% or more of the Common Stock or commences, or announces an intention to commence, an offer for 25% or more of the Common Stock.

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